PPM FUNDS
225 W. Wacker Drive, Suite 1200, Chicago, IL 60606
312-634-2500

March 7, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PPM Funds (the "Assured") File No: 333-221579

Dear Sir/Madam:

On behalf of the Assured, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 and 99-2, which collectively meet the requirements of romanettes (a)-(c) of Rule 17g-1, as outlined herein below:

(a)
A copy of the Financial Institution Investment Company Asset Protection Bond ("Fidelity Bond") insuring the above-referenced Assured, in the amount of $750,000 for the period of March 1, 2018 through March 1, 2019, and issued by the Chubb Group of Insurance Companies, is attached as EXHIBIT 99-1;

(b)
A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees of the Board of the Assured who are not "interested persons" of the Trust, approving the form and amount of the Bond is attached as EXHIBIT 99-2;

(c)	Premiums for the Bond have been appropriately paid for the period of March 1, 2018 through March 1, 2019.

If there are any questions regarding this filing, please contact the undersigned, at (312) 843-5905.

Sincerely yours,

/s/ Mary T. Capasso

Mary T. Capasso
Vice President, Chief Legal Officer, and Secretary

Enclosures